

February 13, 2015

Via E-mail
Christophe Hidalgo
Chief Financial Officer
Companhia Brasileira de Distribuição
Avenida Brigadeiro Luiz Antonio, 3142
01402-901, São Paulo, SP, Brazil

> **Re:** **Companhia Brasileira de Distribuição**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended**
> **December 31, 2013**
> **Filed January 30, 2015**
> **File No. 001-14626**

Dear Mr. Hidalgo:

We have reviewed your filing and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2013

Exhibits 12.1 and 12.2

1. We note the certifications you included as Exhibits 12.1 and 12.2 in your amended Form 20-F omit paragraphs 4 and 5. As you amended Item 15 in your Form 20-F, please tell us why paragraphs 4 and 5 were excluded from your certifications or amend your Form 20-F to include the required paragraphs. Please refer to the example certification contained in Instruction 12 of the Instructions as to Exhibits section of Form 20-F and to question 161.01 of our Exchange Act Rules Compliance and Disclosure Interpretations at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief